Filed Pursuant to Rule 425 and deemed filed
pursuant to Rule 14a-12

Subject Company: Humboldt Bancorp

Filing Person: Umpqua Holdings Corporation
File Number: 000-25597

Analyst/Shareholder Conference Call
Umpqua Holdings Corporation
March 15, 2004
10:00 AM

Dan Sullivan

Good morning, and thank you for joining us. We are pleased that you have joined us this morning as we share with you some information concerning the proposed acquisition by Umpqua Holdings Corporation of Humboldt Bancorp, and the integration of Humboldt Bank into Umpqua Holdings' banking subsidiary, Umpqua Bank. With us today are Ray Davis, President and Chief Executive Officer of Umpqua Holdings Corporation, Bob Daugherty, President & CEO of Humboldt Bancorp, and Pat Rusnak, CFO of Humboldt Bancorp.

We will be presenting some formal remarks on the acquisition and then we will open up the call to questions and answers. Later today, you will be able to access a recording of this conference call through the Umpqua Holdings web-site at www.umpquaholdingscorp.com. You can also access a rebroadcast of this call later this afternoon at 1-800-856-2249, which is also available in the press release.

During the course of this conference call, we will make forward-looking statements regarding future events and the future financial performance of Umpqua Holdings Corporation and Humboldt Bancorp. We wish to caution you that such forward-looking statements are predictions subject to certain risks and uncertainties that could cause actual events or results to differ, either better or worse, from those projected. A discussion of risk factors that may affect that actual outcomes relating to such forward-looking statements and the results of both companies' operations in general are included in the companies' annual reports on forms 10-K and other filings with the Securities and Exchange Commission. Specific risks include the timing of the proposed acquisition, regulatory and shareholder approvals, integration of the two companies, expected cost savings and other synergies following the acquisition and the actual amount of acquisition related expenses.  Neither Umpqua nor Humboldt assume any obligation to update or supplement forward-looking statements because of subsequent events.

And now I'd like to turn the call over to Ray Davis to summarize the highlights of today's announcement.

Ray Davis

Thank you Dan, and thanks to all of you for calling in today. We are very excited to announce this acquisition agreement between Umpqua Holdings Corporation and Humboldt Bancorp, and the integration of Humboldt Bank into the Umpqua Bank family. This agreement combines Humboldt Bank's significant market presence in northern California with Umpqua Bank's unique brand and expands Umpqua's market reach from Sacramento to Portland and of course into SW Washington.

The Boards of Directors of Umpqua Holdings and of Humboldt Bancorp authorized and signed a definitive agreement for Umpqua Holdings to acquire all the outstanding shares of Humboldt Bancorp and unite the two organizations under the Umpqua Bank culture and brand Umpqua Bank has served communities throughout Oregon since 1953, and Humboldt Bank founded in 1989, has established itself as one of California's leading community and commercial banks.

When the transaction is completed, Umpqua Bank will gain 27 new store locations in northern California from Sacramento, Redding and Yuba City to the northern California coast to compliment our existing network of 64 stores throughout Oregon and Southwest Washington. Additionally, Umpqua Bank will have more than 125 ATM locations in these same market areas. This agreement solidifies Umpqua Bank's first steps in creating the preeminent community bank on the west coast.

Our combined assets of approximately $4.6 billion, deposits of approximately $3.5 billion, loans of approximately $3.0 billion, shareholders' equity of approximately $650 million, as well as the potential pro-forma market capitalization of more then $930 million, will greatly enhance the liquidity of our stock and provide additional back room economies of scale. With Umpqua's strong efficiency ratio and unique delivery system, we expect to generate new revenues and earnings for shareholders within the first year of the completion of this transaction.

The board of directors of Umpqua Holdings will be re-structured to include four outside directors from Humboldt Bancorp, eight current outside directors of Umpqua Holdings, and myself for a total of 13.

Regarding management structure, Bob Daugherty continues with the combined company as President of Umpqua Bank, California Region. Pat Rusnak will become EVP, Chief Financial Officer Umpqua Bank for the California Region reporting to Dan Sullivan who will remain Executive Vice President, Chief Financial Officer of Umpqua Holdings Corporation. Brad Copeland, Executive Vice President / Chief Credit Officer of Umpqua Bank will continue in that role for the combined company. Bob, Brad and Dan will report to me as I will continue to lead the combined entities as President & CEO of Umpqua Holdings.

We strongly believe that the overall execution risk of integrating these companies is low. Our data systems are identical, our products and services are complementary, there is no overlap in markets, and our markets are contiguous. Both companies demonstrate shared values and commitment to providing exceptional customer service and support for communities in which we do business.

Most importantly, Umpqua Holdings Corporation has a proven track record of managing and integrating our acquisitions on-time, on-budget, and accretive to earnings per share within the first year of completion. This was demonstrated through our previous mergers with Centennial Bancorp, Independent Financial Network, Linn-Benton Bank, and Valley of the Rogue Bank.

I now want to turn the call over to Bob Daugherty, President and Chief Executive Officer of Humboldt Bancorp, to provide some insights into this agreement from the perspective of Humboldt Bank. Bob…

Bob Daugherty

Thank you, Ray. We are excited to team with Umpqua Bank and create a truly exceptional and well-rounded community bank that stretches from Sacramento to Portland, providing expanded services into our combined markets and enhancing our combined potential to create a financial institution of significance through the northwest.

This deal achieves many of the goals that we had set at Humboldt Bank -expanding our geographic reach, our market share and our service offerings. Through this acquisition, Humboldt Bank brings to Umpqua our many years of expertise in commercial, small business, mortgage and personal banking that enhances Umpqua Bank's offerings while providing our customers with Umpqua's unique retail delivery system and our staff with a one-of-a-kind culture.

For Humboldt Bancorp shareholders, they will receive ownership in a company with a higher market capitalization, a solid record of earnings growth and profitability and a consistent record of providing quarterly dividends. Our combined management teams are experienced and well positioned to lead this organization into new markets and provide enhanced value for all of our shareholders. We are thrilled to join forces with Umpqua Bank and to share in the continued success of both of our organizations as we move forward.

Ray Davis

Thank you, Bob. And now I'd like to ask Dan Sullivan to summarize the terms of the transaction.

Dan Sullivan

Thank you, Ray. Upon approval of the agreement Humboldt Bancorp shareholders will receive one share of Umpqua Holdings for each share they hold of Humboldt Bancorp. Umpqua Holdings will issue approximately 15.2 million shares of our stock to acquire 100 percent of Humboldt Bancorp's outstanding shares at the fixed exchange ratio.

The transaction will qualify as a tax-free reorganization and will be accounted for under the purchase accounting method.  Humboldt Bancorp also granted Umpqua Holdings an option to acquire approximately three million shares of its common stock exercisable under certain events.  For Humboldt Bank shareholders, this is a 19 % premium to market, a 2.2 times multiple of book value, estimates and 3.8 times tangible book.

With completion of this acquisition anticipated late in the third quarter of this year, and systems and process integration to be completed by March 31, 2005, we expect the synergies of fully integrated results to be reflected in our second-quarter 2005 financial statements. We expect this acquisition to be accretive to earnings per share for our combined shareholders in 2005.

Integration costs are estimated at $11 million with most of those costs reported as purchase accounting adjustments. With the closing anticipated before the fourth quarter and the integration process over the following six months, there will be minor dilution in Umpqua's operating earnings per share for the fourth quarter of 2004.

This occurs as the synergies do not improve earnings until after the integration process occurs. For the full year 2005, which will then include three quarters of integrated operations, we do expect the transaction to be accretive to Umpqua's earnings per share by 3%. While it is not our practice to provide specific earnings guidance I would like to share the major metrics for achieving 3% accretion in 2005.We expect that earnings per shares growth rate for the Oregon and California markets will range between 10 and 15%. Also Humboldt recently completed the integration with CIBN which is on track for the end of this month and full realization of all the synergies is expected.

The integration process for Humboldt and Umpqua will begin now and that will start a move toward consistent pricing structure and other lending practices will become more consistent. Two other points. Earning assets growth is expected to be in the 12-13% range. And finally, synergies or net cost savings as a percentage of non-interest expense of approximately 20%.

These metrics have been tested and researched in the conduct of our due diligence procedures.

These due diligence procedures, which have been completed, include the typical search for possible deal killers. Just as important, though, is that at the same time our team analyzes opportunities for synergies and any offsetting investment costs such as fixed asset additions that may be required to achieve those synergies. One important point to make is that this transaction is expected to be neutral to tangible book value per share.

As a final point, the transaction is subject to state and Federal regulatory approval and to the approval of Umpqua Holdings and Humboldt Bancorp shareholders. Proxy statements will be mailed to both Umpqua Holdings and Humboldt Bancorp shareholders with shareholder meetings expected to occur this summer.

At this time Ray will make some closing comments before we entertain your questions.

Ray Davis

To sum up, this acquisition embraces Umpqua Bank's I-5 growth strategy throughout northern California and Oregon and greatly accelerates our entrance into the California market.

The increases in assets, deposits and market capitalization provide greater liquidity for shareholders of both companies.

The low execution and integration risk is based on our systems and cultural compatibility, and on our proven track record with integrating previous acquisitions. As Dan said, we expect a third quarter closing, expense reductions to begin in the first quarter of 2005 and an overall increase in earnings per share for the full year 2005.

The combination of two of the west's leading financial institutions creates the region's most solid and well-rounded community banking organization serving more customers with more services in more communities throughout Oregon, California and Southwest Washington, positioning us to achieve increased market share and to continue to grow throughout the Northwest.

The Umpqua story keeps getting better. We look forward to introducing the Umpqua Bank brand to Northern California and are extremely excited about this new chapter in our company and we appreciate your continued interest. Thank you for calling in today and we are now happy to take your questions.